Exhibit 99.3

Reasons (l’expose des motifs) for the Draft Resolutions Proposed by Oscar S.
Schafer & Partners I LP, Oscar S. Schafer & Partners II LP and O.S.S.
Overseas Fund Ltd (collectively, the “OSS Shareholders”).

          Flamel’s technology has the potential to revolutionize drug delivery. Flamel has entered into partnerships with many leading pharmaceutical companies. These partnerships apply Flamel’s technologies to improve the bioavailability, extend the effectiveness, and increase the patient compliance of major drugs. The OSS Shareholders believe that the potential exists for Flamel to partner with many additional companies. However, we believe that these potential opportunities are not being sufficiently developed, which has led to the steep decline in Flamel’s share price.

          In light of this, we are proposing new directors to replace the existing board of directors. The OSS Shareholders believe the new directors will provide the strategic leadership and direction to enable management to unlock Flamel’s enormous potential and realize its long-term value for shareholders.

          The OSS shareholders hereby are proposing a three-person board of directors who can help the company open doors to potential partners, and provide sufficient strategic direction to the management. Each director has broad experience in a variety of industries with a proven track record of creating shareholder value. In particular:

•	Randy H. Thurman has both deep experience in the pharmaceutical and medical technology industries and has successfully served as the lead director of Valeant Pharmaceuticals International, Inc, after having led a successful dissident proxy contest for Valeant.

•	Cornelis (Cor) Boonstra has a lifetime of marketing experience and is widely credited with having revitalized the fortunes of Philips Electronics NV during his tenure as Chairman and Chief Executive Officer from 1996 to April 2001.

•	Elie Vannier has deep operating and financial experience, having been both a business executive and a banker. He has also served as chairman of the French Center for the Study of Corporate Governance.

          It is expected that this three-person board, if elected, may take the subsequent actions necessary (including calling an extraordinary shareholder meeting) to increase the size of the board and elect additional directors, which may include one or more members of the current board of directors.

FLAMEL TECHNOLOGIES SA
Société Anonyme with a share capital of € [2,608,782.48]
Registered office:
Parc Club du Moulin á Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX (France)

379 001 530 R.C.S. LYON

Draft Resolutions proposed by Oscar S. Schafer & Partners I LP, Oscar S. Schafer &
Partners II LP, and O.S.S. Overseas Fund Ltd, acting de concert within the meaning of Art.
L. 233-10 of the French Commercial Code, to be submitted to the General Meeting of
Shareholders dated June___ , 2005, pursuant to Art. L. 225-105 of the French Commercial
Code.

1st Resolution

(Removal of Directors)

Subject to the approval of any resolution proposed by the Board of Directors proposing either (1) the renewal of the offices of Mssrs. Gérard Soula, Steve Willard, Raul Cesan, William Dearstyne, Michel Greco, and Jean-Noël Treilles, as directors, or (2) the election of any other persons as directors, the Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, decides, pursuant to the provisions of Article L. 225-105 of the Code de commerce, to remove and replace all such directors.

2nd Resolution

(Election of Mr. Cornelis (“Cor”) Boonstra)

The Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, decides, pursuant to the provisions of Article L. 225-18 of the Code de commerce and Article 13 of the Bylaws (Statuts) of Flamel Technologies SA, to elect Mr. Cornlis Boonstra as a director of Flamel Technologies SA for a one-year term to expire at the end of Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2005.

3rd Resolution

(Election of Mr. Randy H. Thurman)

The Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, decides, pursuant to the provisions of Article L. 225-18 of the Code de commerce and Article 13 of the Bylaws (Statuts) of Flamel Technologies SA, to elect Mr. Randy H. Thurman as a director of Flamel Technologies SA for a one-year term to expire at the end of

Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2005.

4th Resolution

(Election of Mr. Elie Vannier)

The Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, decides, pursuant to the provisions of Article L. 225-18 of the Code de commerce and Article 13 of the Bylaws (Statuts) of Flamel Technologies SA, to elect Mr. Elie Vannier as a director of Flamel Technologies SA for a one-year term to expire at the end of Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2005.

Biographical Information on Nominees For Director.
(including information required by Art. 135 of Décret N°67-236, dated March 23,1967)

Cornelis (Cor) Boonstra (Age: 67).

Cornells (Cor) Boonstra is the former Chairman and Chief Executive Officer of Philips Electronics NV, the Dutch consumer electronics group. Mr. Boonstra served as Chairman and CEO of Philips Electronics NV from 1996 to April 2001. Before joining Philips in 1994, as President of Philips Lighting Holding BV, Mr. Boonstra was President and Chief Operating Officer of Sara Lee Corporation, where he had worked in various positions since 1974, including Chairman of Sara Lee Douwe Egberts (1982-1988) and Executive Vice President Sara Lee Corporation (1988-1993).

Mr. Boonstra currently serves on the boards of directors of Hunter Douglas NV, a Dutch manufacturer of window coverings and architectural products, and Koop Holding, a Dutch civil and hydraulic engineering and pipeline construction company with sales over $1 billion, of which Mr. Boonstra is the majority shareholder. Previously, Mr. Boonstra has served on the board of directors of ING Bank, Vendex, Playtex Corporation, Polygram, Seagram and Royal Ahold.

Mr. Boonstra holds a PhD degree in economics from the University of Rochester. Mr. Boonstra is a Dutch citizen.

Randy H. Thurman (Age: 56).

Randy Thurman is Chairman, President and Chief Executive Officer of VIASYS Healthcare Inc., a global research-based medical technology company focused on respiratory, neurocare and medical/surgical products. Mr, Thurman joined VIASYS as Chief Executive Officer at the start of 2001 and led the consolidation of 15 independent companies and the subsequent successful public offering of VIASYS on the New York Stock Exchange in 2001.

Prior to joining VIASYS Healthcare, Inc., Mr. Thurman was Chief Executive Officer of Strategic reserves LLC and participated in several entrepreneurial ventures including the start-up of two medical device companies, two genomics companies, and, as Chairman of the Board of Enzon Inc. from 1994 to 2001, guided their growth from a $70 million market capitalization to over $2.5 billion. Prior to that, from 1993 to 1996, Mr. Thurman was Chairman and Chief Executive Officer of Corning Life Sciences Inc. From 1984 until 1993, Mr. Thurman held various positions, most recently President, at Rhone-Poulenc Rorer Pharmaceuticals and its predecessor companies. Mr. Thurman led Rorer Pharmaceuticals Inc.’s successful acquisition of Revlon Healthcare and its subsequent merger with Rhône-Poulenc.

Mr. Thurman is a director of Closure Medical Corporation and is the lead director of Valeant Pharmaceuticals International, Inc. Mr. Thurman led the dissident proxy contest for Valeant, which resulted in the slate of dissident directors winning by a larger margin of victory than in any previous proxy contest. Previously, Mr. has served as a director of Cooper

Companies Inc. (NYSE: COO), a medical equipment and supplies company, and Immune Products Limited.

Mr. Thurman holds a B.S. degree in Economics from Virginia Polytechnic Institute and an M.A. in Management from Webster University. Mr. Thurman also graduated with distinction from the United States Air Force Air Command and Staff College. During the Viet Nam war, he flew 145 missions as a fighter. Mr. Thurman is a U.S. citizen.

Elie Vannier (Age: 56).

Elie Vannier has been Chief Operating Officer of Grandvision SA, the French optical retailing group, since 2001. Grandvision was acquired in 2004 by its senior management and the Dutch investment group HAL. From 1997 to 2001, Mr. Vannier was Chief Financial Officer and Senior Executive Vice President of Grandvision.

From 1991 until 1996, Mr. Vannier was a banker with Morgan Grenfell, serving as a director of Morgan Grenfell & Co. (London) and Chief Executive Officer of Morgan Grenfell France SA. Prior to that, from 1988-1991, Mr. Vannier was in charge of diversification at Strafor-Facom, a manufacturer of hand tools, office furniture and partition systems, and the chief executive officer of one of its five industrial divisions. Previously, from 1969 to 1988, Mr. Vannier held various positions as a reporter, editor and finally President for News for the French national television network.

Mr. Vannier is a member of the Supervisory Board of Promod, a leading French fashion retailer, and serves as the chairman of its compensation committee. He has previously served as a director of Puiforcat SA (now owned by Hermès), Jean-Charles de Castelbajac (a fashion designer), Peter Chadwick Limited (now part of Novell), RFM (a Radio Network), Delsey (a luggage manufacturer) and CMC Telecom (a service provider in GSM telephony). Mr. Vannier is the former chairman of the French Center for the Study of Corporate Governance, former nonexecutive chairman of Groupe des Publications Fiduciaires and the former chairman of Fondation Hépato-Biliaire, a medical foundation that built and runs one of the largest liver transplant facilities in the world.

Mr. Vannier holds a Maîtrise de droit (LLD) and Diplôme d’Etudes Supérieurs (doctoral masters) in law and political science from Université Paris I Panthéon Sorbonne. Mr. Vannier has formerly served as a Professor at the Institut d’Etudes Politiques de Paris (Sciences Po.) and at the Ecole Supérieure de Guerre et d’Etat Major (French Army War and Staff College). Mr. Vannier is a French citizen.

* * * * * *

Each of Mssrs. Boonstra, Thurman and Vannier has consented to being proposed as candidate and to serving as a director, if elected. None of Mssrs, Boonstra, Thurman or Vannier holds any office or employment with Flamel Technologies SA. None of Mssrs. Boonstra, Thurman or Vannier holds any ordinary shares or ADSs of Flamel Technologies SA, but each of them will comply with the share ownership requirements if elected. Each of Mssrs. Boonstra, Thurman and Vannier is otherwise qualified to serve as a director of Flamel, if elected.